

April 6, 2012

Via E-mail
Henry A. Fernandez
Chairman, Chief Executive Officer and
        President
MSCI Inc.
One Chase Manhattan Plaza, 44<sup>th</sup> Floor
New York, NY  10005

> **Re:    MSCI Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on February 29, 2012**
> **File No. 001-33812**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations,

Income Taxes, page 65

1.      We note that your decision to permanently reinvest the undistributed earnings of three foreign subsidiaries helped to decrease your effective tax rate in 2011.  Please tell us the impact that this decision had on income tax expense and tell us what consideration you gave to quantifying the impact in your MD&A discussion.

Liquidity and Capital Resources

2.      Please tell us what consideration you have given to disclosing whether you are in compliance with the various covenants under your new credit facility.

Cash flows

Cash and cash equivalents, page 76

3.      We note that it appears that your foreign subsidiaries hold short-term investments.  Tell us what consideration you have given to also disclosing the amount of short-term investments held by foreign subsidiaries, as you have done for cash and cash equivalents in the first paragraph of this section.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page F-38

4.      Tell us what consideration was given to disclosing the components of income (loss) before income tax expense (benefit) as either domestic or foreign.  See Rule 4-08(h) of Regulation S-X.

5.      We note that your deferred tax assets include current and non-current NOL carryforwards.  Please tell us the amounts and expiration dates of your NOLs and what consideration was given to providing the disclosure required by ASC 740-10-50-3.

6.      We note your disclosure on pages 65 and F-39 that you changed your intention to now permanently reinvest the undistributed earnings of certain subsidiaries.  Please reconcile this statement to the disclosure on page F-36 of your Form 10-K for the fiscal year ended November 30, 2010 which indicated that there was no provision recorded for income tax that could occur upon repatriation of unremitted earnings because they were permanently invested abroad.  If unremitted earnings of your foreign subsidiaries were permanently invested as of November 30, 2010 please explain to us the change in intention disclosed in your current Form 10-K.

7.      Please tell us more about the status of the Morgan Stanley settlement with the New York State and New York City tax authorities and tell us how the settlement may impact your results of operations.  In this regard, please explain to us whether you have received any indication from Morgan Stanley as to your obligations related to this settlement.  Please tell us what consideration was given to disclosing the preliminary settlement of these matters, including an estimate of the range of the reasonably possible outcomes, or

providing a statement that an estimate of the range cannot be made.  Refer to ASC 740-10-50-15(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief